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News Release
For immediate release

Bell technicians ratify new 5-year contract

MONTREAL, May 30, 2008 – Bell Canada was advised today by the Communications, Energy and Paperworkers’ Union of Canada (CEP) that a new-five year contract for its technicians has been ratified. The collective agreement was approved by 59 per cent of the 79 per cent of technicians who voted.

“We are pleased to have this new contract in place,” said Patrick Pichette, President, Operations, for Bell Canada. “It provides our technicians with the stability of a long-term contract and annual wage increases, while preserving benefits, pensions and job security, as well as providing Bell with more flexibility to meet changing customer needs. Working together, we will continue to build a stronger Bell by being even more available for customers.”

The collective agreement covers approximately 5,000 technicians who mainly serve business customers in major urban centres of Ontario and Québec.

About Bell
Bell is Canada’s largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:
Pierre Leclerc
Bell Media Relations
514 391-2007 / 1-877-391-2007
pierre.leclerc@bell.ca